UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated January 30, 2009

Commission File Number: 000-32359

MERIDIAN CO., LTD.
(Translation of registrant's name into English)

3F, Poonglim Tech-one B/D, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

10.1	Exclusive Distribution Agreement dated November 1, 2007 with Modem Co.

10.2	Exclusive Distribution Agreement dated December 7, 2007 with LaserLipo sarl

10.3	Exclusive Distribution Agreement dated September 15, 2008 with Vastani Company S.A.

10.4	Exclusive Distribution Agreement dated November 26, 2008 with Lipo Evolution Ltd.

10.5	Marketing and Distribution Agreement dated December 1, 2008 with Meridian Medical Inc.

10.6	Exclusive Distribution Agreement dated December 30, 2008 with Profit Co. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meridian Co., Ltd.
(Registrant)

Date: January 30, 2009	By:	/s/ Myeong, Hyeon-Seong
Myeong, Hyeon-Seong

	Title:	President